Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2006

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X    Form 40-F
                                 -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No    X
                                 -------           -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - February 28, 2006 - Converium publishes the restated financial information for the periods from 1998 through 2004, and for each of the quarters from March 31, 2003 through June 30, 2005. The Company also provides its third quarter 2005 results including comparative 2004 information and segment data.


Content

A) Restatement of accounts                                         pages 2 - 15
B) Financial information for the three and nine months
      ended September 30, 2005                                   pages 16  - 30

A)   Restatement of accounts


Restatement of accounts

On November 4, 2005, Converium announced its plan to restate prior period financial statements. This decision was taken in light of findings of an extensive internal review, overseen by the Audit Committee with the assistance of independent outside counsel.

On December 19, 2005, Converium reported on the status of the internal review, restatement of accounts and third quarter results. At that time, Converium provided unaudited restated financial information for its December 31, 2004 and June 30, 2005 balance sheets.

As a result of the review and as indicated in its December 19, 2005 press release, Converium today provides restated financial information for the periods from 1998 through 2004, as well as for each of the quarters from March 31, 2003 through June 30, 2005. Converium expects to file shortly an amended Form 20-F/A reflecting the restatement adjustments and their impact on previous disclosures and financial statements.

While additional information regarding the restatement will be provided in the Form 20-F/A, a summary of the nature and impact of the restatement is provided below.


Background to the Restatement: internal review

Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.

On March 8, 2005, MBIA issued a press release stating that MBIA's audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.

In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transaction. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium's own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium's assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium's extensive internal review with independent outside counsel, the Audit Committee determined that the accounting corrections below were appropriate and authorized the Restatement of Converium's financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. For further information regarding these accounting adjustments, see Note 3 to our 2004 consolidated financial statements included in "Item 8. -- Financial Information -- A. Consolidated Statements and Other Financial Information," and "Item 5. -- Operating and Financial Review and Prospects -- A. Operating Results". Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 has also been restated. All amounts included herein have been adjusted to reflect the Restatement. Previously published financial statements regarding any of the above periods should no longer be relied upon.

As noted above, Converium is fully cooperating with the governmental authorities, and is in the process of sharing the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium's financial results in the future and could have a material adverse effect on Converium.


Restatement overview

As a result of the internal review, Converium concluded that the accounting for a number of reinsurance transactions needed to be corrected and that its financial statements and selected financial and other data should be restated. The Restatement of reinsurance contracts relates primarily to the US GAAP requirement that in order to qualify for reinsurance accounting treatment, reinsurance agreements transfer significant risk, as required by SFAS 113. Cash flows under reinsurance contracts that transfer significant risk are recognized as premiums and losses. Reinsurance contracts that do not transfer significant risk are not reported as premiums and losses, but are instead accounted for using deposit accounting, with cash flows recognized as deposit assets or liabilities with associated other income or expense. Converium also restated its accounting for income taxes and certain other items.

The tables below show the reconciliation of the previously reported income statements and balance sheets to the restated versions, broken out by respective adjustment category as of and for the years ended December 31, 2004, 2003, 2002, 2001, 2000, 1999 and 1998.


Consolidated statements of (loss) income
(US$ million)
Year ended December 31                            2004                                         2003
                                     As                                           As
                                  previously Reinsurance Taxes  Other    As    previously  Reinsurance Taxes Other        As
                                  reported   transactions       Items  restated  reported transactions       Items    restated
                                 ---------------------------------------------------------------------------------------------
Revenues
Gross premiums written              3,840.9      -17.2      -   155.0 3,978.7     4,223.9      -28.4     -    104.9   4,300.4
-------------------------------- -------------------------------------------- -----------------------------------------------
Less ceded premiums written          -287.9       70.6      -   -35.3  -252.6      -396.9       96.9     -    -77.7    -377.7
-------------------------------- -------------------------------------------- -----------------------------------------------
Net premiums written                3,553.0       53.4      -  119.7  3,726.1     3,827.0       68.5     -     27.2   3,922.7
-------------------------------- -------------------------------------------- -----------------------------------------------
Net change in unearned premiums       132.1       24.0      -      -    156.1      -150.5       -4.4     -     -0.0    -154.9
----------------------------------------------------------------------------- -----------------------------------------------
Net premiums earned                 3,685.1       77.4      -  119.7  3,882.2     3,676.5       64.1     -     27.2   3,767.8
-------------------------------- -------------------------------------------- -----------------------------------------------
Net investment income                 311.6          -      -    1.1    312.7       233.0          -     -      1.4    234.4
-------------------------------- -------------------------------------------- -----------------------------------------------
Net realized capital gains
 (losses)                              46.5          -      -      -     46.5        18.4          -    -         -      18.4
----------------------------------------------------------------------------- -----------------------------------------------
Other (loss) income                    -2.6        3.5      -   -9.1     -8.2         2.7       17.5    -      -2.7      17.5
-------------------------------- -------------------------------------------- -----------------------------------------------
Total revenues                      4,040.6       80.9      -  111.7  4,233.2     3,930.6       81.6    -      25.9   4,038.1
-------------------------------- -------------------------------------------- ----------------------------------------------

Benefits, losses and expenses
Losses, loss expenses and life
 benefits                          -3,263.1      -44.7      -  -34.7 -3,342.5    -2,674.2      -85.9    -         -  -2,760.1
----------------------------------------------------------------------------- -----------------------------------------------
Acquisition costs                    -842.5        9.9      -  -79.8   -912.4      -803.2      -16.6    -     -12.2    -832.0
-------------------------------- -------------------------------------------- -----------------------------------------------
Other operating and
 administration expenses             -217.9          -      -   -1.9   -219.8      -197.8          -    -      -4.7    -202.5
----------------------------------------------------------------------------- -----------------------------------------------
Interest expense                      -33.1          -      -      -    -33.1       -31.0          -    -         -     -31.0
-------------------------------- -------------------------------------------- -----------------------------------------------
Impairment of goodwill                -94.0          -      -      -    -94.0           -          -    -         -         -
-------------------------------- -------------------------------------------- -----------------------------------------------
Amortization of intangible
 assets                                -9.9          -      -      -     -9.9           -          -    -      -1.8      -1.8
-------------------------------- -------------------------------------------- -----------------------------------------------
Restructuring costs                    -2.7          -      -      -     -2.7           -          -    -         -         -
-------------------------------- -------------------------------------------- -----------------------------------------------
Total benefits, losses and
 expenses                          -4,463.2      -34.8      - -116.4 -4,614.4    -3,706.2     -102.5    -     -18.7  -3,827.4
----------------------------------------------------------------------------- -----------------------------------------------
(Loss) income before taxes           -422.6       46.1      -   -4.7   -381.2       224.4      -20.9    -       7.2     210.7
-------------------------------- -------------------------------------------- -----------------------------------------------
Income tax (expense) benefit         -338.2      -17.1  152.2    1.8   -201.3       -39.3      -10.2 13.2       3.5     -32.8
-------------------------------- -------------------------------------------- -----------------------------------------------
Net (loss) income                    -760.8       29.0 152.2    -2.9   -582.5       185.1      -31.1 13.2      10.7    177.9
-------------------------------- -------------------------------------------- -----------------------------------------------


Consolidated statements of income
(US$ million)
Year ended December 31                                                                  2002
                                                                                  As
                                                                             previously Reinsurance Taxes Other   As
                                                                              reported  transactions      Items restated
                                                                              ------------------------------------------
Revenues
Gross premiums written                                                           3,535.8     -163.3     - -0.1  3,372.4
----------------------------------------------------------------------------- ------------------------------------------
Less ceded premiums written                                                       -213.6       76.4     -    -   -137.2
----------------------------------------------------------------------------- ------------------------------------------
Net premiums written                                                             3,322.2      -86.9     - -0.1  3,235.2
----------------------------------------------------------------------------- ------------------------------------------
Net change in unearned premiums                                                   -156.7       -1.0     -    -   -157.7
------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                                              3,165.5      -87.9     - -0.1  3,077.5
----------------------------------------------------------------------------- ------------------------------------------
Net investment income                                                              251.8          -     -    -    251.8
----------------------------------------------------------------------------- ------------------------------------------
Net realized capital gains (losses)                                                -10.3          -     -    -    -10.3
------------------------------------------------------------------------------------------------------------------------
Other (loss) income                                                                 -1.2       32.8     -    -     31.6
----------------------------------------------------------------------------- ------------------------------------------
Total revenues                                                                   3,405.8      -55.1     - -0.1  3,350.6
----------------------------------------------------------------------------- ------------------------------------------

Benefits, losses and expenses
Losses, loss expenses and life benefits                                         -2,492.0        1.0     - -0.1 -2,491.1
------------------------------------------------------------------------------------------------------------------------
Acquisition costs                                                                 -666.7       23.9     - -4.0   -646.8
----------------------------------------------------------------------------- ------------------------------------------
Other operating and administration expenses                                       -173.3          -     - -5.1   -178.4
------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                   -16.4          -     -    -    -16.4
----------------------------------------------------------------------------- ------------------------------------------
Total benefits, losses and expenses                                             -3,348.4       24.9     - -9.2 -3,332.7
------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                                          57.4      -30.2     - -9.3     17.9
----------------------------------------------------------------------------- ------------------------------------------
Income tax benefit (expense)                                                        49.4        2.5 -34.7  0.7     17.9
----------------------------------------------------------------------------- ------------------------------------------
Net income (loss)                                                                  106.8      -27.7 -34.7 -8.6     35.8
----------------------------------------------------------------------------- ------------------------------------------


Historical combined statements of loss
(US$ million)
Year ended December 31                                2001                                      2000
                                         As                                        As
                                     previously Reinsurance Taxes Other   As      previously Reinsurance Taxes Other   As
                                      reported  transactions      Items restated  reported   transactions      Items restated
                                     ----------------------------------------------------------------------------------------
Revenues
Gross premiums written                  2,881.2      -34.4    -    -   2,846.8     2,565.8      -18.7      -     -  2,547.1
------------------------------------ ----------------------------------------- ----------------------------------------------
Less ceded premiums written              -398.6      204.5    -    -    -194.1      -569.8      203.4      -     -   -366.4
------------------------------------ ----------------------------------------- ----------------------------------------------
Net premiums written                    2,482.6      170.1    -    -   2,652.7     1,996.0      184.7      -     -  2,180.7
------------------------------------ ----------------------------------------- ----------------------------------------------
Net change in unearned premiums          -187.4      -16.8    -    -   -204.2       -134.5        8.3      -     -   -126.2
------------------------------------------------------------------------------ ----------------------------------------------
Net premiums earned                     2,295.2      153.3    -    -  2,448.5      1,861.5      193.0      -     -  2,054.5
------------------------------------ ----------------------------------------- ----------------------------------------------
Net investment income                     228.7          -    -  6.2    234.9        176.0          -      -     -    176.0
------------------------------------ ----------------------------------------- ----------------------------------------------
Net realized capital gains (losses)       -18.4          -    -    -    -18.4         83.7          -      -     -     83.7
------------------------------------------------------------------------------ ----------------------------------------------
Other (loss) income                        -5.8       14.9    - -6.2      2.9         29.3       13.9      -     -     43.2
------------------------------------ ----------------------------------------- ----------------------------------------------
Total revenues                          2,499.7      168.2    -    -  2,667.9      2,150.5      206.9      -     -  2,357.4
------------------------------------ ----------------------------------------- ----------------------------------------------

Benefits, losses and expenses
Losses, loss expenses and life
 benefits                              -2,300.5     -160.1    -    - -2,460.6    -1,604.5      -281.1      -     - -1,885.6
------------------------------------------------------------------------------ ----------------------------------------------
Acquisition costs                        -508.1       -8.8    -    -   -516.9      -454.4       -27.2      -     -   -481.6
------------------------------------ ----------------------------------------- ----------------------------------------------
Other operating and administration
 expenses                                -146.4          -    -    -   -146.4      -116.0           -      -     -   -116.0
------------------------------------------------------------------------------ ----------------------------------------------
Interest expense                          -24.2          -    -    -    -24.2       -17.1           -      -     -    -17.1
------------------------------------ ----------------------------------------- ----------------------------------------------
Amortization of goodwill                   -7.8          -    -    -     -7.8        -7.3           -      -     -     -7.3
------------------------------------ ----------------------------------------- ----------------------------------------------
Total benefits, losses and expenses    -3,037.0     -168.9    -    - -3,205.9    -2,199.3      -308.3      -     - -2,507.6
------------------------------------------------------------------------------ ----------------------------------------------
Loss before taxes                        -537.3       -0.7    -    -   -538.0       -48.8      -101.4      -     -   -150.2
------------------------------------ ----------------------------------------- ----------------------------------------------
Income tax benefit (expense)              169.9       -0.3 12.8    -    182.4        19.5        28.2   -9.6     -    38.1
------------------------------------ ----------------------------------------- ----------------------------------------------
Net (loss) income                        -367.4       -1.0 12.8    -   -355.6       -29.3       -73.2   -9.6     -   -112.1
------------------------------------ ----------------------------------------- ----------------------------------------------


Historical combined statements of income
(US$ million)
Year ended December 31                               1999                                      1998
                                         As                                        As
                                     previously Reinsurance Taxes Other   As     previously Reinsurance Taxes Other    As
                                     reported   transactions      Items restated reported   transactions      Items restated
                                     --------------------------------------------------------------------------------------
Revenues
Gross premiums written                  1,928.7      -18.6    -    -  1,910.1     1,458.8        -6.1      -     -  1,452.7
------------------------------------ ----------------------------------------- --------------------------------------------
Less ceded premiums written              -358.5       17.5    -    -   -341.0      -213.7         4.9      -     -   -208.8
------------------------------------ ----------------------------------------- --------------------------------------------
Net premiums written                    1,570.2       -1.1    -    -  1,569.1     1,245.1        -1.2      -     -  1,243.9
------------------------------------ ----------------------------------------- --------------------------------------------
Net change in unearned premiums          -168.7        1.0    -    -   -167.7       -17.7         0.5      -     -    -17.2
------------------------------------------------------------------------------ --------------------------------------------
Net premiums earned                     1,401.5       -0.1    -    -  1,401.4     1,227.4        -0.7      -     -  1,226.7
------------------------------------ ----------------------------------------- --------------------------------------------
Net investment income                     214.0          -    -    -    214.0       255.4           -      -     -    255.4
------------------------------------ ----------------------------------------- --------------------------------------------
Net realized capital gains (losses)        76.3          -    -    -     76.3        78.9           -      -     -     78.9
------------------------------------------------------------------------------ --------------------------------------------
Other income                               22.1        2.1    -  1.2     25.4        24.8         0.7      -   2.1     27.6
------------------------------------ ----------------------------------------- --------------------------------------------
Total revenues                          1,713.9        2.0    -  1.2  1,717.1     1,586.5           -      -   2.1  1,588.6
------------------------------------ ----------------------------------------- --------------------------------------------

Benefits, losses and expenses
Losses, loss expenses and life
 benefits                              -1,138.7       -0.6    -    - -1,139.3      -917.3         0.5      -     -   -916.8
------------------------------------------------------------------------------ --------------------------------------------
Acquisition costs                        -340.3       -0.7    - -1.3   -342.3      -340.7         0.3      -  -2.1   -342.5
------------------------------------ ----------------------------------------- --------------------------------------------
Other operating and administration
 expenses                                -112.8          -    -    -   -112.8      -127.9           -      -     -   -127.9
------------------------------------------------------------------------------ --------------------------------------------
Interest expense                          -17.5          -    -    -    -17.5       -16.1           -      -     -    -16.1
------------------------------------ ----------------------------------------- --------------------------------------------
Amortization of goodwill                   -6.2          -    -    -     -6.2        -6.2           -      -     -     -6.2
------------------------------------ ----------------------------------------- --------------------------------------------
Total benefits, losses and expenses    -1,615.5       -1.3    - -1.3 -1,618.1    -1,408.2         0.8      -  -2.1 -1,409.5
------------------------------------------------------------------------------ --------------------------------------------
Income before taxes                        98.4        0.7    - -0.1     99.0       178.3         0.8      -     -    179.1
------------------------------------ ----------------------------------------- --------------------------------------------
Income tax expense                        -40.6       -0.3    -    -    -40.9       -62.0        -0.3      -     -    -62.3
------------------------------------ ----------------------------------------- --------------------------------------------
Net income                                 57.8        0.4    - -0.1     58.1       116.3         0.5      -     -    116.8
------------------------------------ ----------------------------------------- --------------------------------------------



Condensed Consolidated balance sheets
(US$ million)
                                          2004                                        2003
                                    As                                          As
                                previously Reinsurance Taxes Other    As      previously Reinsurance Taxes  Other    As
                                reported   transactions      Items  restated  reported   transactions       Items restated
                                ----------------------------------------------------------------------------------------
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities                     850.4          -     -     -    850.4       500.4          -     -      -    500.4
------------------------------- ------------------------------------------- --------------------------------------------
Available-for-sale securities:
Fixed maturities                   4,834.8          -     -     -  4,834.8     4,428.2          -     -      -  4,428.2
------------------------------- ------------------------------------------- --------------------------------------------
Equity securities                    399.4          -     -     -    399.4       840.2          -     -   -5.3    834.9
------------------------------- ------------------------------------------- --------------------------------------------
Other investments                    281.4          -     -  -2.2    279.2       173.5          -     -  -21.3    152.2
------------------------------- ------------------------------------------- --------------------------------------------
Short-term investments               117.3          -     -     -    117.3        55.8          -     -   -0.1     55.7
------------------------------- ------------------------------------------- --------------------------------------------
Total investments                  6,483.3          -     -  -2.2  6,481.1     5,998.1          -     -  -26.7  5,971.4
------------------------------- ------------------------------------------- --------------------------------------------
Funds Withheld Asset               1,305.1          -     -     -  1,305.1     1,530.6          -     -      -  1,530.6
------------------------------- ------------------------------------------- --------------------------------------------
Total invested assets              7,788.4          -     -  -2.2  7,786.2     7,528.7          -     -  -26.7  7,502.0
------------------------------- ------------------------------------------- --------------------------------------------

Other assets
Cash and cash equivalents            680.9          -     -     -    680.9       280.8          -     -      -    280.8
------------------------------- ------------------------------------------- --------------------------------------------
Premiums receivable                1,812.0        8.8     -  11.4  1,832.2     2,008.3      -72.2     - -282.0  1,654.1
Reserves for unearned premiums,
 retro                               111.6      -72.1     -  15.7     55.2           -      -88.8     -  198.1    109.3
--------------------------------------------------------------------------- --------------------------------------------
Reinsurance assets:
Underwriting reserves              1,226.2     -357.1     -  68.8    937.9     1,718.6     -472.5     - -152.0  1,094.1
------------------------------- ------------------------------------------- --------------------------------------------
Insurance and reinsurance
 balances receivable                 233.5      -94.2     -   0.0    139.3       224.0     -183.2     -      -     40.8
--------------------------------------------------------------------------- --------------------------------------------
Funds held by reinsureds           1,721.3      -78.9     -  95.3  1,737.7     1,374.0     -121.2     -   42.1  1,294.9
------------------------------- ------------------------------------------- --------------------------------------------
Deposit assets                       137.0       33.4     -     -    170.4           -       58.8     -      -     58.8
------------------------------- ------------------------------------------- --------------------------------------------
Deferred policy acquisition
 costs                               484.7       -0.8     -  -1.2    482.7       380.1       -0.8     -      -    379.3
------------------------------- ------------------------------------------- --------------------------------------------
Deferred income taxes                 78.3      -67.2  61.6   7.1     79.8       345.1       21.2  -5.8    4.2    364.7
------------------------------- ------------------------------------------- --------------------------------------------
Other assets                         335.4      -35.1  58.2   0.1    358.6       495.0      -39.8     -   46.4    501.6
------------------------------- ------------------------------------------- --------------------------------------------
Total assets                      14,609.3     -663.2 119.8 195.0 14,260.9    14,354.6     -898.5  -5.8 -169.9 13,280.4
------------------------------- ------------------------------------------- --------------------------------------------

Liabilities and shareholders'
 equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses    8,915.6     -115.2     - 107.9  8,908.3     7,842.8     -127.8     -  164.7  7,879.7
------------------------------- ------------------------------------------- --------------------------------------------
Reserves for life benefits,
 gross                               407.1          -     -     -    407.1       483.5          -     - -139.2    344.3
------------------------------- ------------------------------------------- --------------------------------------------
Insurance and reinsurance
 balances payable                    585.9          -     -  -2.4    583.5           -     -108.8     -  313.4    204.6
--------------------------------------------------------------------------- --------------------------------------------
Reserves for unearned premiums,
 gross                             1,312.3      -80.4     -  15.8  1,247.7     1,467.4      -73.5     -   21.1  1,415.0
--------------------------------------------------------------------------- --------------------------------------------
Other reinsurance liabilities        110.4      -57.0     -  17.4     70.8     1,087.3      -73.1     - -910.0    104.2
------------------------------- ------------------------------------------- --------------------------------------------
Funds held under reinsurance
 contracts                           379.3     -237.8     -  53.3    194.8       529.8     -399.0     -   42.1    172.9
--------------------------------------------------------------------------- --------------------------------------------
Deposit liabilities                  348.5        8.0     -     -    356.5           -       22.4     -  335.8    358.2
------------------------------- ------------------------------------------- --------------------------------------------
Deferred income taxes                157.2      -69.7  -6.8   1.1     81.8       158.3        1.6  14.3      -    174.2
------------------------------- ------------------------------------------- --------------------------------------------
Accrued expenses and other
 liabilities                         281.7          -     -   2.8    284.5       311.6       -2.9     -   -2.5    306.2
--------------------------------------------------------------------------- --------------------------------------------
Debt                                 391.1          -     -     -    391.1       390.6          -     -    2.5    393.1
------------------------------- ------------------------------------------- --------------------------------------------
Total liabilities                 12,889.1     -552.1  -6.8 195.9 12,526.1    12,271.3     -761.1  14.3 -172.1 11,352.4
------------------------------- ------------------------------------------- --------------------------------------------

Shareholders' equity
Common stock                         554.9          -     -     -    554.9       253.0          -     -      -    253.0
------------------------------- ------------------------------------------- --------------------------------------------
Additional paid-in capital         1,430.6          -     - -70.1  1,360.5     1,326.7          -     -  -70.1  1,256.6
------------------------------- ------------------------------------------- --------------------------------------------
Treasury stock                        -7.7          -     -     -     -7.7       -10.0          -     -      -    -10.0
------------------------------- ------------------------------------------- --------------------------------------------
Unearned stock compensation           -7.5          -     -     -     -7.5        -6.1          -     -      -     -6.1
------------------------------- ------------------------------------------- --------------------------------------------
Total accumulated other comprehensive income:
Accumulated other comprehensive
 income                               -6.7          -  -1.0     -     -7.7           -          -     -   -1.2     -1.2
--------------------------------------------------------------------------- --------------------------------------------
Net unrealized gains on
 investments, net of taxes           116.7          - -11.7   0.2    105.2       145.3          -   0.3      -    145.6
--------------------------------------------------------------------------- --------------------------------------------
Cumulative translation
 adjustments                         194.1       -7.9   5.3  -0.3    191.2       116.1       -5.1  -2.1    1.1    110.0
--------------------------------------------------------------------------- --------------------------------------------
Total accumulated other
 comprehensive income                304.1       -7.9  -7.4  -0.1    288.7       261.4       -5.1  -1.8   -0.1    254.4
--------------------------------------------------------------------------- --------------------------------------------
Retained (deficit) earnings         -554.2     -103.2 134.0  69.3   -454.1       258.3     -132.3 -18.3   72.4    180.1
------------------------------- ------------------------------------------- --------------------------------------------
Total shareholders' equity         1,720.2     -111.1 126.6  -0.9  1,734.8     2,083.3     -137.4 -20.1    2.2  1,928.0
------------------------------- ------------------------------------------- --------------------------------------------

------------------------------- ------------------------------------------- --------------------------------------------
Total liabilities and
 shareholders' equity             14,609.3     -663.2 119.8 195.0 14,260.9    14,354.6     -898.5  -5.8 -169.9 13,280.4
--------------------------------------------------------------------------- --------------------------------------------


Note: The "As previously reported" figures at December 31, 2004 in the table above, reflect the balances reported for the December 31, 2004 balance sheet in the 2Q 2005 6-K.

Condensed Consolidated balance sheets
(US$ million)
                                                  2002                                         2001
                                     As                                           As
                                 previously Reinsurance Taxes  Other    As      previously Reinsurance Taxes Other    As
                                 reported   transactions       Items  restated  reported   transactions      Items restated
                                 ---------------------------------------------------------------------------------------
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities                          -          -     -      -        -           -          -    -      -       -
-------------------------------- -------------------------------------------- ------------------------------------------
Available-for-sale securities:
Fixed maturities                    3,443.1          -     -      -  3,443.1     2,331.4          -    -      - 2,331.4
-------------------------------- -------------------------------------------- ------------------------------------------
Equity securities                     530.8          -     -   -5.4    525.4       701.4          -    -  -63.3   638.1
-------------------------------- -------------------------------------------- ------------------------------------------
Other investments                     177.3          -     -    5.4    182.7       195.1          -    -   63.5   258.6
-------------------------------- -------------------------------------------- ------------------------------------------
Short-term investments                318.0          -     -      -    318.0        89.5          -    -  -24.0    65.5
-------------------------------- -------------------------------------------- ------------------------------------------
Total investments                   4,469.2          -     -      -  4,469.2     3,317.4          -    -  -23.8 3,293.6
-------------------------------- -------------------------------------------- ------------------------------------------
Funds Withheld Asset                1,648.1          -     -      -  1,648.1     1,598.5          -    -      - 1,598.5
-------------------------------- -------------------------------------------- ------------------------------------------
Total invested assets               6,117.3          -     -      -  6,117.3     4,915.9          -    -  -23.8 4,892.1
-------------------------------- -------------------------------------------- ------------------------------------------

Other assets
Cash and cash equivalents             361.5          -     -   39.7    401.2       420.5          -    -   49.7   470.2
-------------------------------- -------------------------------------------- ------------------------------------------
Premiums receivable                 1,721.3      -46.6     - -584.0  1,090.7     1,015.1      -14.6    - -303.0   697.5
Reserves for unearned premiums,
 retro                                    -      -70.8     -   94.7     23.9           -      -55.0    -   78.9    23.9
----------------------------------------------------------------------------- ------------------------------------------
Reinsurance assets:
Underwriting reserves               1,627.7     -423.0     -  -95.7  1,109.0     1,668.1     -445.8    -  -78.9 1,143.4
-------------------------------- -------------------------------------------- ------------------------------------------
Insurance and reinsurance
 balances receivable                  239.9     -142.8     -   -5.0     92.1       400.2     -104.3    -      -   295.9
----------------------------------------------------------------------------- ------------------------------------------
Funds held by reinsureds              935.9      -76.4     -      -    859.5       523.4      -40.2    -  -28.4   454.8
-------------------------------- -------------------------------------------- ------------------------------------------
Deposit assets                            -       45.7     -      -     45.7           -       52.6    -      -    52.6
-------------------------------- -------------------------------------------- ------------------------------------------
Deferred policy acquisition
 costs                                264.9       -0.9     -      -    264.0       217.9       -1.0    -      -   216.9
-------------------------------- -------------------------------------------- ------------------------------------------
Deferred income taxes                 391.8       28.8 -31.4    0.7    389.9       300.4       37.1  3.3      -   340.8
-------------------------------- -------------------------------------------- ------------------------------------------
Other assets                          390.7      -60.2     -   33.7    364.2       245.0          -    -   29.0   274.0
-------------------------------- -------------------------------------------- ------------------------------------------
Total assets                       12,051.0     -746.2 -31.4 -515.9 10,757.5     9,706.5     -571.2  3.3 -276.5 8,862.1
-------------------------------- -------------------------------------------- ------------------------------------------

Liabilities and shareholders'
 equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses     6,821.3     -130.0     -  185.6  6,876.9     5,710.5      -68.2    -      - 5,642.3
-------------------------------- -------------------------------------------- ------------------------------------------
Reserves for life benefits,
 gross                                371.7          -     - -185.6    186.1       252.0          -    -    8.3   260.3
-------------------------------- -------------------------------------------- ------------------------------------------
Insurance and reinsurance
 balances payable                         -      -96.7     -   20.4    -76.3           -      -12.7    -  -18.6   -31.3
----------------------------------------------------------------------------- ------------------------------------------
Reserves for unearned premiums,
 gross                              1,170.7      -61.5     -      -  1,109.2       968.7      -48.2    -      -   920.5
----------------------------------------------------------------------------- ------------------------------------------
Other reinsurance liabilities         661.6      -60.8     - -527.7     73.1       315.9      -92.2    - -227.5    -3.8
-------------------------------- -------------------------------------------- ------------------------------------------
Funds held under reinsurance
 contracts                            429.5     -351.5     -      -     78.0       430.8     -333.9    -  -28.4    68.5
----------------------------------------------------------------------------- ------------------------------------------
Deposit liabilities                       -       58.1     -      -     58.1           -       47.6    -      -    47.6
-------------------------------- -------------------------------------------- ------------------------------------------
Deferred income taxes                 133.9       -1.0   0.1      -    133.0       106.5        9.8    -      -   116.3
-------------------------------- -------------------------------------------- ------------------------------------------
Accrued expenses and other
 liabilities                          333.9          -     -   -2.6    331.3       154.3          -    -  -19.5   134.8
----------------------------------------------------------------------------- ------------------------------------------
Debt                                  390.4          -     -    2.5    392.9       197.0          -    -    9.1   206.1
-------------------------------- -------------------------------------------- ------------------------------------------
Total liabilities                  10,313.0     -643.4   0.1 -507.4  9,162.3     8,135.7     -497.8    - -276.6 7,361.3
-------------------------------- -------------------------------------------- ------------------------------------------

Shareholders' equity
Common stock                          253.0          -     -      -    253.0       253.0          -    -      -   253.0
-------------------------------- -------------------------------------------- ------------------------------------------
Additional paid-in capital          1,330.9          -     -  -70.1  1,260.8     1,336.5          -    -  -70.1 1,266.4
-------------------------------- -------------------------------------------- ------------------------------------------
Treasury stock                         -3.3          -     -      -     -3.3           -          -    -      -       -
-------------------------------- -------------------------------------------- ------------------------------------------
Unearned stock compensation           -10.0          -     -      -    -10.0       -27.1          -    -      -   -27.1
-------------------------------- -------------------------------------------- ------------------------------------------
Total accumulated other comprehensive income:
Accumulated other comprehensive
 income                                   -          -     -      -        -           -          -    -      -       -
----------------------------------------------------------------------------- ------------------------------------------
Net unrealized gains on
 investments, net of taxes            -53.3          -     -   50.3     -3.0        30.3          -    -  -19.0    11.3
----------------------------------------------------------------------------- ------------------------------------------
Cumulative translation
 adjustments                          113.9       -1.7     -  -50.3     61.9       -21.9          -    -   19.1    -2.8
----------------------------------------------------------------------------- ------------------------------------------
Total accumulated other
 comprehensive income                  60.6       -1.7     -   -0.0     58.9         8.4          -    -    0.1     8.5
----------------------------------------------------------------------------- ------------------------------------------
Retained earnings (deficit)           106.8     -101.1 -31.5   61.6     35.8           -      -73.4  3.3   70.1       -
-------------------------------- -------------------------------------------- ------------------------------------------
Total shareholders' equity          1,738.0     -102.8 -31.5   -8.5  1,595.2     1,570.8      -73.4  3.3    0.1 1,500.8
-------------------------------- -------------------------------------------- ------------------------------------------

-------------------------------- -------------------------------------------- ------------------------------------------
Total liabilities and
 shareholders' equity              12,051.0     -746.2 -31.4 -515.9 10,757.5     9,706.5     -571.2  3.3 -276.5 8,862.1
----------------------------------------------------------------------------- ------------------------------------------

Historical combined balance sheets
(US$ million)
                                                        2000                                     1999
                                           As                                       As
                                       previously Reinsurance Taxes Other   As     previously Reinsurance TaxesOther   As
                                       reported   transactions      Items restated  reported  transactions     Items restated
                                       ---------------------------------------------------------------------------------
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities                                -          -    -    -       -           -          -    -    -       -
-------------------------------------- ---------------------------------------- ----------------------------------------
Available-for-sale securities:
Fixed maturities                          2,236.2          -    -    - 2,236.2     2,098.9          -    -    - 2,098.9
-------------------------------------- ---------------------------------------- ----------------------------------------
Equity securities                           611.0          -    -    -   611.0       557.3          -    -    -   557.3
-------------------------------------- ---------------------------------------- ----------------------------------------
Other investments                            52.2          -    -    -    52.2        80.1          -    -    -    80.1
-------------------------------------- ---------------------------------------- ----------------------------------------
Short-term investments                      115.1          -    -    -   115.1        83.8          -    -    -    83.8
-------------------------------------- ---------------------------------------- ----------------------------------------
Total investments                         3,014.5          -    -    - 3,014.5     2,820.1          -    -    - 2,820.1
-------------------------------------- ---------------------------------------- ----------------------------------------
Funds Withheld Asset                      1,335.2          -    -    - 1,335.2     1,412.7          -    -    - 1,412.7
-------------------------------------- ---------------------------------------- ----------------------------------------
Total invested assets                     4,349.7          -    -    - 4,349.7     4,232.8          -    -    - 4,232.8
-------------------------------------- ---------------------------------------- ----------------------------------------

Other assets
Cash and cash equivalents                   121.9          -    -    -   121.9        68.1          -    -    -    68.1
-------------------------------------- ---------------------------------------- ----------------------------------------
Premiums receivable                         937.3        0.3    -    -   937.6       590.3       -0.1    -    -   590.2
Reserves for unearned premiums, retro           -      -44.3    -    -   -44.3           -      -18.2    -    -   -18.2
------------------------------------------------------------------------------- ----------------------------------------
Reinsurance assets:
Underwriting reserves                     1,292.9     -319.9    -    -   973.0       772.2      -64.0    -    -   708.2
-------------------------------------- ---------------------------------------- ----------------------------------------
Insurance and reinsurance balances
 receivable                                 341.6      -53.8    -    -   287.8       247.4          -    -    -   247.4
------------------------------------------------------------------------------- ----------------------------------------
Funds held by reinsureds                    681.8          -    -    -   681.8       484.8          -    -    -   484.8
-------------------------------------- ---------------------------------------- ----------------------------------------
Deposit assets                                  -       85.1    -    -    85.1           -       57.7    -    -    57.7
-------------------------------------- ---------------------------------------- ----------------------------------------
Deferred policy acquisition costs           184.6        2.2    -    -   186.8       168.6       -1.1    -    -   167.5
-------------------------------------- ---------------------------------------- ----------------------------------------
Deferred income taxes                       165.2       27.2    -    -   192.4       131.4        0.1    -    -   131.5
-------------------------------------- ---------------------------------------- ----------------------------------------
Other assets                                246.3        0.2    - -0.1   246.4       220.4        0.6    - -0.1   220.9
-------------------------------------- ---------------------------------------- ----------------------------------------
Total assets                              8,321.3     -303.0    - -0.1 8,018.2     6,916.0      -25.0    - -0.1 6,890.9
-------------------------------------- ---------------------------------------- ----------------------------------------

Liabilities and shareholders' equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses           4,546.0      -41.9    -    - 4,504.1     3,545.7      -63.4    -    - 3,482.3
-------------------------------------- ---------------------------------------- ----------------------------------------
Reserves for life benefits, gross           162.0          -    -    -   162.0       193.7          -    -    -   193.7
-------------------------------------- ---------------------------------------- ----------------------------------------
Insurance and reinsurance balances
 payable                                        -          -    -    -       -           -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Reserves for unearned premiums, gross       774.4      -54.2    -    -   720.2       629.7      -19.7    -    -   610.0
------------------------------------------------------------------------------- ----------------------------------------
Other reinsurance liabilities               491.8      -65.4    -    -   426.4       356.6       -3.2    -    -   353.4
-------------------------------------- ---------------------------------------- ----------------------------------------
Funds held under reinsurance contracts      512.4     -127.2    -    -   385.2       323.2          -    -    -   323.2
------------------------------------------------------------------------------- ----------------------------------------
Deposit liabilities                             -       58.4    -    -    58.4           -       59.8    -    -    59.8
-------------------------------------- ---------------------------------------- ----------------------------------------
Deferred income taxes                       175.2       -1.6  9.6    -   183.2       157.0       -0.4    -    -   156.6
-------------------------------------- ---------------------------------------- ----------------------------------------
Accrued expenses and other liabilities      374.2        1.2    -    -   375.4       291.9        1.0    -    -   292.9
------------------------------------------------------------------------------- ----------------------------------------
Debt                                        196.9          -    -    -   196.9       196.8          -    -    -   196.8
-------------------------------------- ---------------------------------------- ----------------------------------------
Total liabilities                         7,232.9     -230.7  9.6    - 7,011.8     5,694.6      -25.9    -    - 5,668.7
-------------------------------------- ---------------------------------------- ----------------------------------------

Shareholders' equity
Common stock                                    -          -    -    -       -           -          -    -    -       -
-------------------------------------- ---------------------------------------- ----------------------------------------
Additional paid-in capital                      -          -    -    -       -           -          -    -    -       -
-------------------------------------- ---------------------------------------- ----------------------------------------
Treasury stock                                  -          -    -    -       -           -          -    -    -       -
-------------------------------------- ---------------------------------------- ----------------------------------------
Unearned stock compensation                     -          -    -    -       -           -          -    -    -       -
-------------------------------------- ---------------------------------------- ----------------------------------------
Total accumulated other comprehensive income:
Accumulated other comprehensive income          -          -    -    -       -           -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Net unrealized gains on investments,
 net of taxes                                18.8          -    -    -    18.8        16.9          -    -    -    16.9
------------------------------------------------------------------------------- ----------------------------------------
Cumulative translation adjustments           40.5          -    -    -    40.5        52.1          -    -    -    52.1
------------------------------------------------------------------------------- ----------------------------------------
Total accumulated other comprehensive
 income                                      59.3          -    -    -    59.3        69.0          -    -    -    69.0
------------------------------------------------------------------------------- ----------------------------------------
Retained earnings (deficit)               1,029.1      -72.3 -9.6 -0.1   947.1     1,152.4        0.9    - -0.1 1,153.2
-------------------------------------- ---------------------------------------- ----------------------------------------
Total shareholders' equity                1,088.4      -72.3 -9.6 -0.1 1,006.4     1,221.4        0.9    - -0.1 1,222.2
-------------------------------------- ---------------------------------------- ----------------------------------------

-------------------------------------- ---------------------------------------- ----------------------------------------
Total liabilities and shareholders'
 equity                                   8,321.3     -303.0    - -0.1 8,018.2     6,916.0      -25.0    - -0.1 6,890.9
------------------------------------------------------------------------------- ----------------------------------------


Historical combined balance sheets
(US$ million)
                                                                                                1998
                                                                                    As
                                                                                previously Reinsurance Taxes Other   As
                                                                                reported   transactions      Items restated
                                                                                ----------------------------------------
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities                                                                         -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Available-for-sale securities:
Fixed maturities                                                                   1,919.2          -    -    - 1,919.2
------------------------------------------------------------------------------- ----------------------------------------
Equity securities                                                                    487.3          -    -    -   487.3
------------------------------------------------------------------------------- ----------------------------------------
Other investments                                                                    116.7          -    -    -   116.7
------------------------------------------------------------------------------- ----------------------------------------
Short-term investments                                                               115.1          -    -    -   115.1
------------------------------------------------------------------------------- ----------------------------------------
Total investments                                                                  2,638.3          -    -    - 2,638.3
------------------------------------------------------------------------------- ----------------------------------------
Funds Withheld Asset                                                               1,259.8          -    -    - 1,259.8
------------------------------------------------------------------------------- ----------------------------------------
Total invested assets                                                              3,898.1          -    -    - 3,898.1
------------------------------------------------------------------------------- ----------------------------------------

Other assets
Cash and cash equivalents                                                            286.1          -    -    -   286.1
------------------------------------------------------------------------------- ----------------------------------------
Premiums receivable                                                                  520.1       -0.4    -    -   519.7
Reserves for unearned premiums, retro                                                    -       -4.4    -    -    -4.4
------------------------------------------------------------------------------------------------------------------------
Reinsurance assets:
Underwriting reserves                                                                499.0          -    -    -   499.0
------------------------------------------------------------------------------- ----------------------------------------
Insurance and reinsurance balances receivable                                        164.8          -    -    -   164.8
------------------------------------------------------------------------------------------------------------------------
Funds held by reinsureds                                                             436.0          -    -    -   436.0
------------------------------------------------------------------------------- ----------------------------------------
Deposit assets                                                                           -       66.8    -    -    66.8
------------------------------------------------------------------------------- ----------------------------------------
Deferred policy acquisition costs                                                    118.3       -1.0    -    -   117.3
------------------------------------------------------------------------------- ----------------------------------------
Deferred income taxes                                                                109.3       -0.1    -    -   109.2
------------------------------------------------------------------------------- ----------------------------------------
Other assets                                                                         259.2          -    -    -   259.2
------------------------------------------------------------------------------- ----------------------------------------
Total assets                                                                       6,290.9       60.9    -    - 6,351.8
------------------------------------------------------------------------------- ----------------------------------------

Liabilities and shareholders' equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses                                                    2,988.1       -0.5    -    - 2,987.6
------------------------------------------------------------------------------- ----------------------------------------
Reserves for life benefits, gross                                                    312.7          -    -    -   312.7
------------------------------------------------------------------------------- ----------------------------------------
Insurance and reinsurance balances payable                                               -          -    -    -       -
------------------------------------------------------------------------------------------------------------------------
Reserves for unearned premiums, gross                                                450.1       -4.9    -    -   445.2
------------------------------------------------------------------------------------------------------------------------
Other reinsurance liabilities                                                        353.2       -3.1    -    -   350.1
------------------------------------------------------------------------------- ----------------------------------------
Funds held under reinsurance contracts                                               305.8          -    -    -   305.8
------------------------------------------------------------------------------------------------------------------------
Deposit liabilities                                                                      -       68.7    -    -    68.7
------------------------------------------------------------------------------- ----------------------------------------
Deferred income taxes                                                                185.6       -0.3    -    -   185.3
------------------------------------------------------------------------------- ----------------------------------------
Accrued expenses and other liabilities                                               268.4        0.5    -    -   268.9
------------------------------------------------------------------------------------------------------------------------
Debt                                                                                 196.7          -    -    -   196.7
------------------------------------------------------------------------------- ----------------------------------------
Total liabilities                                                                  5,060.6       60.4    -    - 5,121.0
------------------------------------------------------------------------------- ----------------------------------------

Shareholders' equity
Common stock                                                                             -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Additional paid-in capital                                                               -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Treasury stock                                                                           -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Unearned stock compensation                                                              -          -    -    -       -
------------------------------------------------------------------------------- ----------------------------------------
Total accumulated other comprehensive income:
Accumulated other comprehensive income                                                   -          -    -    -       -
------------------------------------------------------------------------------------------------------------------------
Net unrealized gains on investments, net of taxes                                    100.2          -    -    -   100.2
------------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustments                                                    16.7          -    -    -    16.7
------------------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income                                         116.9          -    -    -   116.9
------------------------------------------------------------------------------------------------------------------------
Retained earnings                                                                  1,113.4        0.5    -    - 1,113.9
------------------------------------------------------------------------------- ----------------------------------------
Total shareholders' equity                                                         1,230.3        0.5    -    - 1,230.8
------------------------------------------------------------------------------- ----------------------------------------

------------------------------------------------------------------------------- ----------------------------------------
Total liabilities and shareholders' equity                                         6,290.9       60.9    -    - 6,351.8
------------------------------------------------------------------------------------------------------------------------


The table below shows the impact of the above adjustments on basic (loss) earnings per share for the years ended December 31, 2004 through 1998.


----------------------------------------------- ---------- --------- ----------- --------- --------- -------- --------
(US$)                                                2004      2003        2002      2001      2000     1999     1998
----------------------------------------------- ---------- --------- ----------- --------- --------- -------- --------
Basic (loss) earnings per share as previously     (12.00)      2.33        1.34    (4.61)    (0.73)     1.46    2.93
reported
----------------------------------------------- ---------- --------- ----------- --------- --------- -------- --------
Adjustments to basic (loss) earnings per             2.81    (0.09)      (0.89)      0.15    (2.07)        -        -
share
----------------------------------------------- ---------- --------- ----------- --------- --------- -------- --------
Basic (loss) earnings per share as restated        (9.19)      2.24        0.45    (4.46)    (2.80)     1.46     2.93
----------------------------------------------- ---------- --------- ----------- --------- --------- -------- --------


See Note 25 to our 2004 consolidated financial statements included in Form 20-F/A for additional information on (loss) earnings per share.

Details of the Restatement

The Restatement corrects errors in the Company's accounting for assumed and ceded reinsurance transactions, its accounting for income taxes and certain other items. Some of the adjustments relate to both the timing and recognition of revenues and expenses and affect the comparison of period-to-period results. Although some of the restated items do not affect previously reported net income or consolidated shareholders' equity, they do affect both the consolidated and business segment reporting of certain line items within the income statement and balance sheet. See the Schedule of Segment Data and Note 7 to our 2004 consolidated financial statements included in the Form 20-F/A for additional information on Converium's business segments as restated. We have set forth below, a summary of the impact of the Restatement on certain of Converium's consolidated statement of income and balance sheet accounts affected by the Restatement.


Overall impact of correction to the accounting treatment of certain assumed and ceded transactions

The effect of the correction to the accounting treatment of certain assumed and ceded transactions on certain of Converium's consolidated statement of income and balance sheet accounts is as follows:


------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
Increase (decrease) for the years ended            2004      2003       2002      2001      2000      1999       1998
December 31,
(US$ million, except per share amounts)
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
Selected consolidated statement of income
accounts:
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Gross premiums written                          -17.2      -28.4    -163.3     -34.4     -18.7      -18.6      -6.1
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Net premiums written                             53.4       68.5     -86.9     170.1     184.7       -1.1      -1.2
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Net premiums earned                              77.4       64.1     -87.9     153.3     193.0       -0.1      -0.7
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Losses, loss expenses and life benefits         -44.7      -85.9       1.0    -160.1    -281.1       -0.6       0.5
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Acquisition costs                                 9.9      -16.6      23.9      -8.8     -27.2       -0.7       0.3
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Income (loss) before taxes                       46.1      -20.9     -30.2      -0.7    -101.4        0.7       0.8
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Net income (loss)                                29.0      -31.1     -27.7      -1.0     -73.2        0.4       0.5
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------

------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
Basic earnings (loss) per share (US$)                0.46      -0.39     -0.35     -0.01     -1.83       0.01      0.01
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------

------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
Increase (decrease) as of December 31,
(US$ million)
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------

------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
Selected consolidated balance sheet accounts:
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Reinsurance assets (including reserves for     -523.4     -744.5    -636.6    -605.1    -418.0      -82.2      -4.4
    unearned premium)
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Funds held by reinsureds                        -78.9     -121.2     -76.4     -40.2         -          -         -
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Other assets                                    -35.1      -39.8     -60.2         -       0.2        0.6         -
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Reinsurance liabilities (including             -195.6     -310.1    -288.2    -129.1     -96.1      -83.1      -5.4
    reserves for unearned premiums)
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Funds held under reinsurance contracts         -237.8     -399.0    -351.5    -333.9    -127.2          -         -
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------
    Shareholders' equity                           -111.1     -137.4    -102.8     -73.4     -72.3        0.9       0.5
------------------------------------------------ --------- ---------- --------- --------- --------- ---------- ---------


Detailed discussion of the primary transactions or categories of assumed and ceded transactions affected by the Restatement is provided below.

1. In 1998, Zurich Reinsurance (North America) Inc., now CRNA, entered into a series of transactions comprised of two assumed contracts with MBIA - an excess of loss contract (the "Excess Contract") and a quota share contract (the "Quota Share Contract") - and a retrocession of substantially all of the liability under these assumed contracts to third parties.

Based upon its consideration of the overall transaction economics and in light of information revealed during the internal review, the Company determined that, at inception, these transactions did not transfer sufficient risk to qualify for reinsurance accounting.

Accordingly, the Company has corrected the accounting treatment of both the Excess Contract and the Quota Share Contract, as well as the retroceded contracts, from reinsurance to deposit accounting.

2. In late 2003, the Company entered into a Guaranteed Minimum Death Benefit ("GMDB") Stop Loss Reinsurance Agreement ("the GMDB Contract") with a third party which provided coverage of $75,000,000 in excess of reserves for losses arising out of GMDB reinsurance contracts bound or issued by the Company prior to January 1, 2003. The GMDB Contract was accounted for as if it had transferred sufficient risk to qualify for reinsurance accounting treatment. However, as a result of a related ceded property catastrophe contract with the same party, and a "master profit sharing agreement" with the same party linking both of the foregoing contracts, and certain other related transactions, the Company has now determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there are transactions that involved other parties and payments to the third parties. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment of the GMDB Contract and the property catastrophe agreement from reinsurance to deposit accounting. Reinsurance accounting has been retained for that portion of the risk that was transferred to a separate third party.

The Company entered into a Combined Excess of Loss Reinsurance Agreement (the "CEL Agreement") with another third party, effective October 1, 2001 for a three-month period and subsequently renewed the CEL Agreement for calendar years 2002, 2003 and 2004, respectively. In 2003, coverage for GMDB liability was added to the CEL Agreement. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a likelihood that a side agreement was consummated. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these transactions from reinsurance to deposit accounting.

3. From at least 1998 on, subsidiaries of ZFS have provided and continue to provide coverage to CRNA, including stop-loss coverage relating to losses attributable to the settlement of litigation with the Unicover Pool, 100% quota share coverage of certain structured/finite risk contracts, and aggregate excess of loss coverage in respect of CRNA's 2001 accident year losses. In turn, the subsidiaries of ZFS have ceded a substantial portion of these liabilities to third parties. On a stand-alone basis, CRNA has accounted and continues to account for its cession to ZFS subsidiaries as reinsurance accounting. However, as part of the transactions pursuant to which Converium was formed, Converium AG accepted the financial benefits and risks (including the risk that all or any portion of the reinsurance would not be recovered from those third parties) relating to these ZFS transactions. Therefore, in its consolidated financial statements, Converium has accounted for and continues to account for the cessions by the subsidiaries of ZFS to third parties as if the cessions were made directly from CRNA to the third parties.

Converium treated these retroceded contracts as if they transferred sufficient risk to qualify for reinsurance accounting. However, based on certain related agreements involving those third parties, documentation concerning the overall relationship between the parties and the conduct of the parties after the contracts were entered into, the Company concluded that the risk transfer analysis did not include evaluation of the entire arrangement between the parties, including transactions that involved other parties and payments to the third parties. Based upon evidence from the internal review, the Company determined that the initial risk transfer analysis did not include evaluation of the entire arrangement between the parties and that there is a reasonable possibility of side agreements. The Company has now determined that at inception there was insufficient risk transfer such that the conditions for reinsurance accounting under SFAS 113 had not been met. Accordingly, the Company has corrected the accounting treatment for these ceded transactions from reinsurance to deposit accounting. Certain portions of these transactions that transferred sufficient risk to qualify for reinsurance accounting have not been restated.

4. Six transactions have been corrected because the Company has determined that, at inception, they transferred insufficient risk to qualify for reinsurance accounting and instead should be accounted for using deposit accounting. Some are transactions in which the Company ultimately reassumed from third parties all or virtually all of the long-tailed liability that it had ceded to third parties. This subset of transactions involved cessions to a Bermuda reinsurer, 9.0% of which was and is owned by Converium, or to another reinsurer not subject to US GAAP (and thus able to account for estimated ultimate losses on a discounted to present value basis.) The restatement of these transactions eliminates the entire effect of the reinsurance accounting, including (where applicable) the inherent discount related to the ceded loss reserves.

All but one of these transactions expired or were commuted effective no later than March 31, 2005, resulting in no impact on total shareholders' equity or net income thereafter with respect to those expired or commuted contracts. In particular, certain of the contracts with the Bermuda reinsurer were commuted in 2004 and the first quarter of 2005, resulting in net losses being reported in those years, which are being reversed as a result of the Restatement. The impact of these reversals on the previously reported (loss) income before taxes is US$
40.0 million in 2005 and US$ 15.7 million in 2004.

5. Of the other transactions that the Company has restated, (a) two ceded and two assumed transactions appear to have involved clerical errors, where the Company recognized the appropriate accounting treatment, but a different accounting treatment was mistakenly entered into the Company's accounting system; and (b) two involved assumed transactions as to which the Company previously recognized that its original decision to use reinsurance accounting instead of deposit accounting was in error, corrected the mistake in the period in which it was identified, but did not adjust the prior year where the quantitative impact of the errors was immaterial. Of the four transactions with clerical errors, one was a ceded transaction where reinsurance accounting was used in error instead of deposit accounting, one was a ceded transaction where prospective reinsurance accounting was used in error instead of retroactive reinsurance accounting, and two were assumed transactions where prospective reinsurance accounting was used in error instead of retroactive accounting.

All but one of these transactions expired or were commuted effective no later than March 31, 2005, resulting in no impact on total shareholders' equity or net income thereafter, with respect to those expired or commuted transactions.


Income tax accounting restatements

For the years ended December 31, 2004 through 2000, the Company incorrectly calculated deferred income taxes and the respective valuation allowance to certain deferred tax assets. These valuation allowances have been recomputed and adjustments of US$ 95.0 million and US$ 9.9 million have been reflected in the related income tax expense and deferred income tax accounts for the years ended December 31, 2004 and 2003, respectively. There was no impact in 2002.

In addition, for the year ended December 31, 2004, the Company incorrectly recorded a full valuation allowance on the deferred tax asset in the amount of US$ 58.2 million. This valuation allowance related to Converium's U.S. operations arose from IRC Section 847, Special Estimated Tax Payments and was reflected in the income tax expense, deferred income tax assets and other assets. IRC Section 847 provides a mechanism that assures recoverability for the tax asset (receivable) arising from the discounting of property and casualty loss reserves for tax purposes. This provision allows a reinsurer to take a special income tax deduction in the United States equal to the discount on post 1986 accident year and loss expense reserves while making "special" estimated tax payments equal to the amount of the tax benefit derived from the "special" deduction. The special estimated tax payments can be carried forward for 15 years to offset taxes arising from decreases in the "special" deduction and are treated as regular estimated tax payments or refunded at the end of the carryforward period.

In 2003, Converium filed a refund request for prior years' special estimated tax payments covered under IRC Section 847. As a result of the claim, Converium reclassified approximately US$ 58.2 million from deferred tax assets into other assets. In 2004, however, the Internal Revenue Service denied the refund, and consequently, Converium reversed the prior reclassification to current income tax receivable. Subsequently, for the year ended December 31, 2004, the Company incorrectly recorded a full valuation allowance against its net deferred tax asset, which included the US$ 58.2 million referred to above. The Restatement reverses the valuation allowance provided against the US$ 58.2 million as this amount is expected to be recovered through future deductions in tax payments or future refund requests. The deferred tax asset has been reclassified to other assets.

In addition, for its Australian operations, Converium did not provide deferred taxes for its temporary differences in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The restatement corrects its accounts and results in an expense for the years ended December 31, 2004, 2003 and 2002 of US$ 4.4 million, US$ 3.1 million and nil, respectively.

The effect of the Restatement related to income tax accounting on certain of Converium's consolidated statement of income and balance sheet accounts is as follows:


------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
Increase (decrease) for the years ended December 31,            2004        2003       2002        2001       2000
 (US$ million, except per share amounts)
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------

------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
Selected consolidated statement of income accounts:
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Income taxes                                                 -152.2       -13.2       34.7       -12.8        9.6
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Net income (loss)                                             152.2        13.2      -34.7        12.8       -9.6
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------

------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
Basic earnings (loss) per share (US$)                              2.40        0.17      -0.44        0.16      -0.24
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------

------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
Increase (decrease) as of December 31,
(US$ million)
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------

------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
Selected consolidated balance sheet accounts:
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Other assets                                                   58.2           -          -           -          -
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Deferred income tax assets                                     61.6        -5.8      -31.4         3.3          -
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Deferred income tax liabilities                                -6.8        14.3          -           -        9.6
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Shareholders' equity                                          126.6       -20.1      -31.5         3.3       -9.6
------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------


Correction of other items

In the Restatement, Converium corrected its financial statements for certain other items. A summary of the correction of these items is as follows:


---------------------------------------------------- ------------------------ --- ------------------------------------
Increase (decrease) for the years ended December 31,    Participation at
 (US$ million, except per share amounts)                     Lloyd's                       Other corrections
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
                                                         2004        2003             2004         2003        2002
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------

---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
Selected consolidated statement of income accounts:
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
    Gross premiums written                                  155.0      104.9                 -            -         -
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
    Income (loss) before taxes                                3.2          -              -7.9          7.2      -9.3
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
    Net income (loss)                                         2.1          -              -5.0         10.7      -8.6
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------

---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
Basic earnings (loss) per share (US$)                        0.03          -             -0.08         0.13     -0.11
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------

---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
Increase (decrease) as of December 31,
(US$ million)
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------

---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------
Shareholders' equity                                          2.3          -              -3.2          2.2
---------------------------------------------------- ------------- ---------- --- ------------- ------------ ---------


These corrections are comprised of the following items:

Participations at Lloyd's

o Gross presentation of syndicate transactions: Converium participates as a member of a number of syndicates operating in the Lloyd's of London insurance market. Converium has in prior financial statements reported its participations in certain Lloyd's syndicate premium and loss activity on a net basis. Subsequent accounting developments in the Lloyd's market have led to the reporting of more detailed information to participants. Converium has corrected the previously reported amounts.
o Reinsurance to close: Syndicates at Lloyd's are formed for a duration of one calendar year. Two years after the conclusion of that year the syndicate will typically transfer any remaining liabilities to a successor syndicate by way of payment of a portfolio premium, known as a reinsurance to close, "RITC". In previously reported financial statements, Converium did not record the RITC in the correct reporting period; therefore, Converium has adjusted the recording of the RITC so that it is now reported in the proper period.
o Miscellaneous corrections: Corrections, which were originally concluded to be immaterial, arising on the accounting for the Lloyd's participations were previously reported in the financial statements in the period they were identified. Through the Restatement, Converium is recording the adjustments made in previous periods in the proper period.


Other corrections

Other corrections were also recorded in connection with the Restatement that include miscellaneous immaterial items previously made in Converium's financial statements in the periods they were identified. Through the Restatement, Converium is recording these items in their proper periods.

In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements, which was disclosed at that time. As part of the Restatement, Converium applied the refined chart of accounts on its financial statements of prior years which resulted in some adjustments between certain line items within the consolidated statements of income and balance sheets. The most significant financial statement adjustments were in the line items premiums receivable, underwriting reserves, reinsurance liabilities, other reinsurance liabilities in the consolidated balance sheets and the losses, loss expenses and life benefits caption in the statements of income. These adjustments did not have any impact on net income or shareholders' equity.


Additional paid-in capital

Included in the caption "Other items" is a decrease to additional paid-in capital of US$ 70.1 million. This adjustment relates to the cumulative effect of all Restatement adjustments made to net income for the periods prior to December 31, 2001as these adjustments reduced the net assets of the predecessor businesses of Converium as contributed in the Formation Transactions.


Restated quarterly financial information

The tables below show the reconciliation of the previously reported income statements and balance sheets to the restated versions as of and for each of the quarters ended from March 31, 2003 through June 30, 2005.

B) Financial information for the three and nine months ended September 30, 2005


Information for the three and nine months ended September 30, 2005 was included in the press release of December 19, 2005. The additional information below provides segment and comparative financial information for the three months ended September 30, 2005 and 2004, as well as on the nine months ended September 30, 2005 and 2004. All amounts included herein have been adjusted to reflect the restatement.

Key metrics (US$ million, unless noted)


                                                             Three months                Nine months
                                                                ended                       ended
                                                         September 30, 2005*         September 30, 2005*
o    Gross premiums written                                          482.6                   1,618.9
o    Net premiums written                                            432.4                   1,501.2
o    Net premiums earned                                             605.2                   1,941.7
o    Total investment result                                          70.5                     238.8
o    (Loss) income before taxes                                       -1.3                      45.5
o    Net (loss) income                                                -6.9                      34.5
o    Basic (loss) earnings per share                                 -0.05                      0.24
o    Annualized return on shareholders' equity                       -1.6%                      2.7%
o    Ongoing non-life loss ratio(1)                                  89.0%(2)                  79.5%(3)
o    Ongoing non-life underwriting expense ratio(4)                  17.3%(2)                  20.3%
o    Ongoing non-life administration expense ratio(5)                 5.8%(2)                   6.6%
o    Ongoing non-life combined ratio                                112.1%(2)                 106.4%(3)
o    Pre-tax operating income(6)                                      22.1                      98.0
o    Average annualized total investment income yield
     (pre-tax)                                                        3.6%                      4.0%


*    Reflects the effects of the restatement


---------------------
(1) The ongoing non-life ratios exclude the Run-Off segment and the cost of the Corporate Center. As opposed to other reinsurers, Converium calculates its non-life administration expense ratio based on net premiums written rather than net premiums earned. Using the alternative methodology based on net premiums earned would result in a non-life administration expense ratio for the third quarter of 4.1%.
(2) Information for the three months ended September 30, 2005 was included in the press release of December 19, 2005. The ongoing non-life combined ratio and its component ratios for the three months ended September 30, 2005 have been updated since the December 19 press release to reflect the completion of our work on the restatement. The figures in the December 19 press release included an ongoing non-life loss ratio of 89.7%, an ongoing non-life underwriting expense ratio of 15.3%, an ongoing non-life administration expense ratio of 5.9% and an ongoing non-life combined ratio of 110.9%. Excluding the impact of the hurricanes and the European floods, the ongoing non-life combined ratio would have been 99.2%. In Converium's December 19 press release, this figure was 97.8%.
(3) Information for the nine months ended September 30, 2005 was included in the press release of December 19, 2005. The ongoing non-life combined ratio and its component loss ratio for the nine months ended September 30, 2005 have been updated since the December 19 press release to reflect the completion of our work on the restatement. The figures in the December 19 press release included an ongoing non-life loss ratio of 79.6% and an ongoing non-life combined ratio of 106.5%.
(4) Pre-tax operating income (loss) is defined as income (loss) before taxes excluding net realized capital (losses) gains, impairment of goodwill, amortization of intangible assets and restructuring costs.

Converium produces a close to break-even result for the third quarter and a profit for the first nine months

For the third quarter of 2005, Converium reported a loss before taxes of US$ 1.3 million, pre-tax operating income of US$ 22.1 million and a net loss of US$ 6.9 million as compared with a loss before taxes of US$ 104.8 million, a pre-tax operating loss of US$ 120.9 million and a net loss of US$ 88.2 million in the same period of 2004. The third quarter of 2005 was primarily impacted by the US hurricanes and European floods in the amount of US$ 74.2 million as well as costs of US$ 9.5 million associated with our organizational and operational restructuring. Offsetting this was the positive impact of US$ 39.0 million due to the commutations primarily carried out in North America in the third quarter of 2005 as well as net positive development of prior years' loss reserves as discussed below. In addition, the quarter was positively impacted by the reduction of administration expenses due to the realization of cost management measures adopted early in 2005 as well as by solid investment results. By comparison, the results for the three months ended September 30, 2004 included net strengthening of prior years' loss reserves as discussed below, which was partially offset by a strong investment result, including net realized capital gains of US$ 20.3 million.

For the nine months ended September 30, 2005, the Company achieved income before taxes of US$ 45.5 million, pre-tax operating income of US$ 98.0 million and net income of US$ 34.5 million, as compared with a loss before taxes of US$ 376.8 million, a pre-tax operating loss of US$ 319.1 million and a net loss of US$
593.4 million for the same period of 2004.

The table below shows the reconciliation to pre-tax operating income for the three and nine months ended September 30, 2005 and 2004:


                                            Three months ended September 30,   Nine months ended September 30,
                                              2005*                 2004            2005*             2004
                                                                Restated                          Restated
Pre-tax operating income (loss)                22.1               -120.9             98.0           -319.1
Net realized capital (losses) gains            -6.4                 20.3             -8.1             42.0
Impairment of goodwill                                                 -                -            -94.0
Amortization of intangible assets              -7.5                 -0.8            -21.3             -2.3
Restructuring costs                            -9.5                 -3.4            -23.1             -3.4
(Loss) income before taxes                     -1.3               -104.8             45.5           -376.8


* Reflects the effects of the restatement

In addition to the aforementioned items, Converium's results for the nine months ended September 30, 2005 included the recognition of a net pre-tax loss of US$
32.5 million related to winter storm Erwin, which occurred in the first quarter of 2005, net positive development of prior years' loss reserves as discussed below, and costs of US$ 23.1 million associated with our organizational and operational restructuring (which included US$ 9.5 million from the third quarter of 2005). Converium's 2004 results were impacted by net strengthening of prior years' loss reserves as discussed below and an increase in income tax expenses related to the establishment of a valuation allowance against the net deferred income tax balances in North America and Switzerland, as well as the impairment of goodwill of US$ 94.0 million.

The decrease in gross premiums written, net premiums written and net premiums earned for the three and nine months ended September 30, 2005 (by 53.6%, 55.9% and 42.8%, respectively for the quarter and by 54.3%, 55.3% and 39.3%, respectively for the nine-month period as compared with the same periods of
2004) was in line with expectations. The decrease in premiums reflects the reduction in business volume caused by the placement of Converium Reinsurance (North America) Inc. (CRNA) into orderly run-off in 2004 and the impact of the ratings downgrades in the same year. Despite the decrease in premiums, Converium recorded significant growth in gross premiums within the Life & Health Reinsurance segment of 16.4% as compared with the third quarter of 2004. This expansion of business reflects increased shares in existing business and new client relationships in Europe. In addition, Converium was able to strongly expand its European Agribusiness in the first nine months of 2005.

Overall, Converium continues to believe that its gross premiums written target of approximately US$ 2.0 billion for the 2005 calendar year is achievable.

Converium's shareholders' equity amounted to US$ 1,697.3 million as of September 30, 2005 compared with US$ 1,734.8 million as of December 31, 2004. This decline primarily reflects a decrease in currency translation adjustments of US$ 86.6 million, partially offset by net unrealized capital gains (net of taxes) of US$
11.6 million and net income of US$ 34.5 million.

Noticeable impact of natural catastrophes

For the third quarter of 2005, the non-life combined ratio for Converium's ongoing operations was 112.1% (including an administration expense ratio of 5.8%). For the nine months ended September 30, 2005, the ongoing non-life combined ratio was 106.4% (including an administration expense ratio of 6.6%).

In the third quarter of 2005, Converium's ongoing operations recorded net pre-tax losses from Hurricane Katrina, Hurricane Rita, Hurricanes Dennis and Emily, and the European floods of US$ 26.1 million, US$ 10 million, US$ 2.3 million and US$ 24.4 million, respectively. Excluding the impact of the hurricanes and the European floods, the ongoing non-life combined ratio would have been 99.2% and 102.4% for the three and nine months ended September 30, 2005, respectively. For Hurricane Katrina, an additional US$ 11.4 million of net pre-tax losses were recorded in the Run-Off segment, so that overall net pre-tax losses in the third quarter of 2005 from Hurricane Katrina totalled US$ 37.5 million.

Converium's results for the nine months ended September 30, 2005 also reflect the net pre-tax loss of US$ 32.5 million related to winter storm Erwin, which affected Northern Europe in January 2005. In the first nine months of 2005, Converium was also impacted by net strengthening of prior years' loss reserves of US$ 22.1 million relating to the US/Caribbean hurricanes that occurred in late 2004. This net strengthening is included in the development of prior years' loss reserves discussed below.

Based on preliminary estimates and as reported in the December 19, 2005 press release, Converium, at that time, expected its net pre-tax losses for Hurricane Wilma, which occurred in the fourth quarter of 2005, to be in the range of US$
25.0 million to US$ 35.0 million. The Company has since updated its estimate for Hurricane Wilma to a range of US$ 40.0 million to US$ 50.0 million.


Favorable loss reserve development in the third quarter of 2005

In the third quarter of 2005, Converium recorded net positive development of prior years' loss reserves of US$ 11.1 million(7), which contributed to the overall net positive development of US$ 5.3 million(5) for the nine months ended September 30, 2005. The Company believes that the continued stability of its aggregate prior years' loss reserve position at the end of the third quarter of 2005 reflects the adequacy of prior reserving actions.

For the third quarter of 2005, net positive development of prior years' loss reserves of US$ 23.7 million was recorded in the Company's ongoing operations. For the three months ended September 30, 2005, the development of prior years' loss reserves included US$ 10.0 million of net positive development in the Standard Property & Casualty Reinsurance segment, resulting from the net positive development of US$ 31.4 million within the property line of business, partially offset by net strengthening of US$ 12.5 million within the general third party liability line of business. The Specialty Lines segment experienced net positive development of prior years' loss reserves of US$ 13.7 million primarily driven by net positive development of US$ 11.4 million within the aviation & space line of business. In addition, the Run-Off segment experienced US$ 12.6 million(5) of net strengthening of prior years' loss reserves. For the first nine months of 2005, the development of prior years' loss reserves consisted of net positive development of US$ 11.5 million in the Standard Property & Casualty Reinsurance segment and US$ 19.5 million in the Specialty Lines segment, offset by net strengthening of US$ 25.7 million in the Run-Off segment.

As a result of the reserve volatility of old underwriting years and the adverse loss-reporting trend that continued throughout the early part of 2004, Converium recorded net strengthening of prior years' loss reserves of US$ 126.1 million for the three months ended September 30, 2004, which resulted in an overall net strengthening of prior years' loss reserves of US$ 556.4 million for the nine months ended September 30, 2004. The development of prior years' loss reserves for the three months ended September 30, 2004 included net reserve strengthening of US$ 4.7 million in the Standard Property & Casualty Reinsurance segment, US$
24.4 million in the Specialty Lines segment and US$ 97.0 million in the Run-Off segment. The development of prior years' loss reserves for the first nine months of 2004 consisted of net reserve strengthening of US$ 12.6 million in the Standard Property & Casualty Reinsurance segment, US$ 55.3 million in the Specialty Lines segment and US$ 488.5 million in the Run-Off segment.

---------------------
(5) Updated from information included in the December 19, 2005 press release to reflect the completion of our work on the restatement as follows: The US $11.1 million, US$ 5.3 million, US$ 12.5 million and US$ 12.6 million figures in today's release were US$ 11.3 million, US$ 15.0 million, US$
     16.5 million and US$ 12.4 million, respectively in the December 19 press release.

Although the restatement discussed in the "Restatement of accounts" section of this press release did not result in changes to the reserve amounts determined as a result of Converium's process for establishing loss and loss adjustment expense reserves, it did result in corrections to the accounting for certain assumed and ceded transactions and the reserve amounts related thereto. The resulting changes relate to transactions which at inception did not meet the requirements for reinsurance accounting. The required changes reflected in the restatement, substantially related to ceded reinsurance transactions, have increased the additional net provisions on prior years' non-life reserves reported in the preceding paragraph from US$ 111.6 million to US$ 126.1 million and from US$ 542.4 million to US$ 556.4 million for the three and nine months ended September 30, 2004, respectively. The net strengthening of prior years' loss reserves during 2004 reported in the preceding paragraph with respect to the segments were also effected by the restatement.

CRNA run-off on track; commutations target to be exceeded

For the nine months ended September 30, 2005, CRNA's net loss reserves have decreased by US$ 443.5 million to approximately US$ 1.3 billion, including the effects of commutations and other settlements of close to US$ 250 million. The commutations resulted in a positive contribution of US$ 39.0 million to net income in the third quarter of 2005.

More than 90% of the commuted liabilities were associated with volatile and long-tail lines of business, such as general and special liability, professional liability, and workers' compensation. In light of further commutations carried out in the fourth quarter of 2005, Converium will exceed its previously stated target of commuting or otherwise settling CRNA liabilities of approximately US$ 500 million for the full year 2005.


Progress in trimming cost base

In the third quarter of 2005, the administration expense ratio for the ongoing non-life business (excluding Corporate Center segment costs) was 5.8%. Other operating and administration expenses for the Company were US$ 40.3 million, a decrease of US$ 10.1 million or 20.0% as compared with the second quarter of 2005.

As expected, the cost management measures initiated in March 2005 have taken effect in the third quarter of 2005. The Company reaffirms that it will continue to incur certain expenses which it considers crucial investments in order to expedite its rebound following the restoration of its financial strength ratings and to accelerate the recovery of its market position. In addition, the Company is incurring higher than expected expenses in conjunction with the internal review addressed in the first part of this press release describing the restatement.


Solid investment result

In the third quarter of 2005, Converium generated a total investment result of US$ 70.5 million or an average annualized total investment income yield (pre-tax) of 3.6% as compared with a total investment result of US$ 97.8 million or an average annualized total investment income yield (pre-tax) of 4.9% for the same period of 2004. Net investment income remained relatively flat for the third quarter of 2005 and 2004 at US$ 76.9 million and US$ 77.5 million, respectively. Converium recorded net realized capital losses of US$ 6.4 million for the three months ended September 30, 2005 as compared with net realized capital gains of US$ 20.3 million for the same period of 2004. In the third quarter of 2005, Converium took an impairment charge of US$ 2.4 million related to its participation in SATEC. The Company also realized net capital losses and impairments of US$ 4.0 million, primarily due to the liquidation of parts of the fixed maturity securities portfolio in North America, which resulted from the restructuring of the investment portfolio to optimally accommodate the commutation efforts.

For the nine months ended September 30, 2005, Converium generated a total investment result of US$ 238.8 million or an average annualized total investment income yield (pre-tax) of 4.0% versus a total investment result of US$ 270.1 million or an average annualized total investment income yield (pre-tax) of 4.6% for the same period of 2004. Net investment income was US$ 246.9 million for the nine months ended September 30, 2005 as compared with US$ 228.1 million for the same period of 2004. For the nine months ended September 30, 2005 Converium recorded net realized capital losses of US$ 8.1 million as compared with net realized capital gains of US$ 42.0 million for the same period of 2004, inclusive of impairment charges of US$ 8.2 million and US$ 3.6 million for the same respective periods.

The bulk of the net realized capital losses in 2005 occurred in the third quarter (see above). In the first nine months of 2004, Converium's net realized capital gains were mainly attributable to the sale of equity security investments of approximately US$ 500 million to adjust the Company's asset allocation to reduce investment risk.

The average annualized total investment return (pre-tax) was 3.1% and 4.3% for the three and nine months ended September 30, 2005 as compared with 6.5% and 3.8% for the same periods of 2004. In the second quarter of 2005, bond yields decreased, which led to significant net unrealized capital gains on the fixed maturity portfolio. Increasing bond yields in the first and third quarter of 2005 had an offsetting impact. Also, European equity markets performed strongly in the first nine months of 2005, which resulted in additional net unrealized capital gains in the equity portfolio.


Business development

Standard Property & Casualty Reinsurance reported a segment loss of US$ 26.7 million for the three months ended September 30, 2005 and segment income of US$
24.7 million for the same period of 2004, respectively. For the nine months ended September 30, 2005, Standard Property & Casualty Reinsurance reported segment income of US$ 22.7 million as compared with US$ 120.9 million for the same period of 2004, respectively.

For the third quarter of 2005, the segment result was primarily attributable to the hurricanes in the United States with a total impact of US$ 29.9 million (Hurricane Katrina: US$ 20.1 million, Hurricane Rita: US$ 7.5 million, Hurricanes Dennis and Emily: US$ 2.3 million). In addition, the European floods in Switzerland, Germany, Austria and Romania caused total net pre-tax losses of US$ 24.4 million. The results for the first nine months ended September 30, 2005 also reflect the impact of winter storm Erwin, which resulted in net pre-tax losses of US$ 32.5 million during the first quarter of 2005.

The result for the third quarter of 2005 was favorably impacted by net positive development of prior years' loss reserves of US$ 10.0 million, which resulted in net positive development of prior years' loss reserves of US$ 11.5 million for the nine months ended September 30, 2005. The net positive development in the third quarter of 2005 was primarily driven by the property line of business (US$
31.4 million) and partially offset by the general third party liability line of business (US$ 12.5 million). In the third quarter of 2004, US$ 4.6 million of net strengthening of prior years' loss reserves was recorded, which resulted in net strengthening of US$ 12.5 million for the nine months ended September 30, 2004.

The combined ratio for the third quarter of 2005 was 125.6% (including an administration expense ratio of 6.4%) and 108.7% (including an administration expense ratio of 5.3%) for the nine months ended September 30, 2005 as compared with 102.7% and 96.6% for the same periods of 2004, respectively. The hurricanes and the European floods impacted the segment's combined ratio by 24.5 percentage points in the third quarter of 2005.

For the third quarter of 2005, gross premiums written  decreased by 46.4% to US$
173.3 million, net premiums written declined by 52.9% to US$ 139.8 million and net premiums earned were down by 38.5% to US$ 221.4 million. For the nine months ended September 30, 2005, gross premiums written decreased by 44.7% to US$ 711.0 million, net premiums written declined by 45.4% to US$ 661.2 million and net premiums earned were down by 36.0% to US$ 719.4 million. Premiums written were adversely impacted by the ratings downgrades in 2004. For the nine months ended September 30, 2005, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment included (by line of business):

     o Motor, which decreased by 45.7% or US$ 177.2 million to US$ 210.5 million, largely reflecting reduced writings in France and the United Kingdom due to profitability considerations as well as the cancellation of business because of the ratings downgrades in 2004;
     o Property, down by 33.6% or US$ 158.4 million to US$ 312.9 million, primarily attributable to the ratings downgrades in 2004;
     o General third party liability, which decreased by 60.7% or US$ 191.4 million to US$ 123.8 million, partly due to revisions to premium estimates on our London Market North America and United Kingdom book of business; and
     o Personal accident assumed from non-life insurers, which recorded a reduction of 61.5% or US$ 22.4 million to US$ 14.0 million, primarily as a result of the cancellation or non-renewal of business and reduced shares in current business due to the ratings downgrades in 2004.

Our underwriting expense ratio for the three and nine months ended September 30, 2005 decreased due to the receipt of Lloyd's reinsurance to close (RITC) premiums, on which there are no acquisition costs.

Specialty Lines reported segment income for the three and nine months ended September 30, 2005 of US$ 28.6 million and US$ 76.9 million as compared with segment income of US$ 8.9 million and US$ 34.5 million, respectively, for the same periods of 2004.

For the third quarter of 2005, the segment result was negatively affected by US$
8.5 million from the Hurricanes Katrina and Rita in the United States, primarily from the marine & energy line of business.

The positive segment results were primarily attributable to a solid underwriting performance supported by net positive development of prior years' loss reserves of US$ 13.7 million in the third quarter of 2005 (US$ 19.5 million for the nine months ended September 30, 2005). US$ 11.4 million of this positive development were driven by the aviation line of business. In the third quarter of 2004, US$
24.4 million of net strengthening of prior years' loss reserves were recorded (US$ 55.4 million for the nine months ended September 30, 2004).

For the third quarter of 2005, the combined ratio was 101.0% (including an administration expense ratio of 5.5%) and 104.8% (including an administration expense ratio of 8.1%) for the nine months ended September 30, 2005 as compared with 109.5% and 107.5% for the same periods of 2004, respectively. The long-tail Medical Defence Union (MDU) business and the fronting agreement for our Global Aerospace Underwriting Managers Ltd. (GAUM) business make up 12.0 percentage points of the segment's combined ratio for the third quarter of 2005 or 7.8 percentage points for the nine months ended September 30, 2005.

For the third quarter of 2005, gross premiums written  decreased by 41.4% to US$
210.4 million, net premiums written declined by 41.1% to US$ 198.0 million and net premiums earned decreased by 18.0% to US$ 264.8 million. For the nine months ended September 30, 2005, gross premiums written decreased by 47.9% to US$ 593.6 million, net premiums written were down by 49.2% to US$ 542.0 million and net premiums earned decreased by 13.6% to US$ 843.9 million. Premium volumes were adversely impacted by the ratings downgrades in 2004. For the nine months ended September 30, 2005, the reduction in net premiums written in the Specialty Line segment included (by line of business):

     o    Aviation & space, which decreased by 35.0% or US$ 101.5 million to US$
          188.2 million;
     o    Credit & surety,  which decreased by 68.1% or US$ 104.4 million to US$
          48.8 million;
     o Professional liability and other special liability, down by 57.0% or US$ 227.5 million to US$ 171.5 million;
     o Engineering, which decreased by 59.3% or US$ 66.6 million to US$ 45.8 million;
     o Marine & energy, which recorded a reduction of 24.0% or US$ 16.7 million to US$ 52.9 million; and
     o Workers' compensation, which decreased by 79.2% or US$ 27.4 million to US$ 7.2 million.

These decreases were partially offset by the growth in net premiums written in the Agribusiness line of business (by US$ 19.1 million to US$ 27.6 million), primarily reflective of the decision to write this business out of Zurich and to expand it in Europe.


Life & Health Reinsurance reported segment income for the third quarter and the nine months ended September 30, 2005 of US$ 4.8 million and US$ 11.0 million, respectively as compared with segment income of US$ 6.0 million and US$ 10.9 million for the same periods of 2004.

The technical result for the three months ended September 30, 2005 was US$ 4.7 million as compared with US$ 4.9 million for the same period of 2004. For the nine months ended September 30, 2005, the technical result was US$ 12.9 million as compared with US$ 10.3 million for the same period of 2004. The technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus technical interest.

The segment income and technical result for the three and nine months ended September 2005 were primarily attributable to the expansion of existing reinsurance transactions in Continental Europe, especially in the German and Italian markets, contributing approximately US$ 1.7 million to the technical result. In addition, updated cedent information pertaining to prior underwriting years in our core overseas markets and the positive development in the Middle East contributed approximately US$ 1.8 million to the technical result.

The positive development for the nine months ended September 30, 2005 was partially offset by net reserve strengthening in the amount of US$ 1.5 million in the first quarter of 2005 related to the tsunami that occurred in late 2004.

For the third quarter of 2005, gross premiums written  increased by 16.4% to US$
87.4 million, net premiums written grew by 19.9% to US$ 83.9 million and net premiums earned expanded by 21.7% to US$ 87.9 million. This growth reflects new business in Converium's German and Italian markets.

For the nine months ended September 30, 2005, gross premiums written decreased slightly by 0.4% to US$ 263.8 million, primarily due to a decrease in the health line of business in the Middle East and in the non-active North American market, partially offset by the positive development in other lines, above all in Italian personal accident business.

Net premiums written increased by 5.7% to US$ 253.4 million and net premiums earned increased by 8.4% to US$ 243.2 million, respectively. This increase was primarily driven by the above described business development and the termination of the Life & Health Reinsurance segment's Master Retrocession Agreement contributing an additional US$ 9.0 million in 2005.


The Run-Off segment reported segment income for the third quarter and the nine months ended September 30, 2005 of US$ 21.8 million and US$ 32.6 million, respectively as compared with a segment loss of US$ 104.7 million and US$ 383.8 million for the same periods of 2004.

For the third quarter of 2005, the segment result was negatively affected by Hurricane Katrina in the United States with a total impact of US$ 11.4 million, offset by a positive net income contribution of US$ 39.0 million from commutations and other settlements, which totalled close to US$ 250 million.

For the third quarter of 2005, the Run-Off segment recorded US$ 12.6 million of net strengthening of prior years' loss reserves, resulting in net strengthening of US$ 25.7 million for the nine months ended September 30, 2005. For the same periods of 2004, the Run-Off segment recorded net strengthening of prior years' loss reserves of US$ 97.0 million and US$ 488.5 million, respectively.


Corporate Center

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions, as well as other expenses not allocated to the operating segments. The Corporate Center costs decreased by 3.6% to US$ 8.1 million for the third quarter and increased by 7.1% to US$ 27.3 million for the nine months ended September 30, 2005 as compared with the same periods of 2004, respectively. The overall development reflects increased legal, audit and consulting fees related to Converium's organizational and operational restructuring, offset by the decline in certain personnel costs.


--------------------------------------------------------------- ------------------------- ------------------------
Financial highlights: Income statement                             Three months ended        Nine months ended
                                                                     September 30,             September 30,
                                                                    2005*        2004        2005*        2004
In US$ million, unless noted                                                   restated                 restated
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Gross premiums written                                                 482.6      1,040.5     1,618.9      3,544.2
- change (%)                                                          -53.6%                   -54.3%
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Net premiums written                                                   432.4        980.3     1,501.2      3,355.3
- change (%)                                                          -55.9%                   -55.3%
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Net premiums earned                                                    605.2      1,057.3     1,941.7      3,197.6
- change (%)                                                          -42.8%                   -39.3%
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life loss ratio(8)                                         89.0%        81.4%       79.5%        75.9%
- change in percentage points                                        +7.6pts                  +3.6pts
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life underwriting expense ratio(9)                         17.3%        19.6%       20.3%        21.9%
- change in percentage points                                        -2.3pts                  -1.6pts
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life administration expense ratio(10)                       5.8%         4.9%        6.6%         3.9%
- change in percentage points                                        +0.9pts                  +2.7pts

--------------------------------------------------------------- ------------ ------------ ----------- ------------
Ongoing non-life combined ratio(11)                                   112.1%       105.9%      106.4%       101.7%
- change in percentage points                                        +6.2pts                  +4.7pts
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Life & Health technical result(12)                                       4.7          4.9        12.9         10.3
- change (%)                                                           -4.1%                   +25.2%
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Total investment results(13)                                            70.5         97.8       238.8        270.1
- change (%)                                                          -27.9%                   -11.6%
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Average annualized total investment income yield (pre tax)(14)          3.6%         4.9%        4.0%         4.6%
- change in percentage points                                        -1.3pts                  -0.6pts
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Pre-tax operating income (loss) (15)                                    22.1       -120.9        98.0       -319.1
- change (%)                                                            n.m.                     n.m.
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Net (loss) income                                                       -6.9        -88.2        34.5       -593.4
- change (%)                                                            n.m.                     n.m.
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Basic (loss) earnings per share (US$)                                  -0.05        -1.07        0.24        -7.24
- change (%)                                                            n.m.                     n.m.
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Diluted (loss) earnings per share (US$)                                -0.05        -1.07        0.23        -7.18
- change (%)                                                            n.m.                     n.m.
--------------------------------------------------------------- ------------ ------------ ----------- ------------
Annualized return on shareholders' equity(16)                          -1.6%       -27.5%        2.7%       -41.0%
- change in percentage points                                           n.m.                     n.m.
--------------------------------------------------------------- ------------ ------------ ----------- ------------


*    Reflects the effects of the restatement

---------------------
(6) Ongoing non-life loss ratio is defined as ongoing non-life losses and loss adjustment expenses divided by ongoing non-life net premiums earned.
(7) Ongoing non-life underwriting expense ratio is defined as ongoing non-life underwriting acquisition costs divided by ongoing non-life net premiums earned.
(8) Ongoing non-life administration expense ratio is defined as ongoing other non-life operating and administration expenses divided by ongoing non-life net premiums written.
(9) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to premiums earned) plus ongoing non-life underwriting expense ratio (to premiums earned) plus ongoing non-life administration expense ratio (to premiums written).
(10) Life & Health  technical  result is defined  as Life & Health net  premiums earned minus Life & Health losses, loss adjustment expenses and life benefits minus Life & Health underwriting acquisition costs plus Life & Health technical interest.
(11) Total investment results are defined as net investment income plus net realized capital (losses) gains.
(12) Average annualized total investment income yield (pre-tax) is defined as total investment results divided by average total invested assets (including cash and cash equivalents), annualized.
(13) Pre-tax operating income (loss) is defined as income (loss) before taxes excluding net realized capital (losses) gains, impairment of goodwill, amortization of intangible assets and restructuring costs.
(14) Annualized return on equity is defined as net income (loss) divided by shareholders' equity at the beginning of the period.


  -------------------------------------------------------------------------------- ------------ -------------
  Financial highlights: Balance sheet                                                Sept. 30,     Dec. 31,

                                                                                       2005*         2004
  In US$ million, unless noted                                                                     Restated
  -------------------------------------------------------------------------------- ------------ -------------
  Total invested assets plus cash and cash equivalents                                 7,605.9       8,467.1
  - change compared with December 2004                                                  -10.2%
  -------------------------------------------------------------------------------- ------------ -------------
  Claims supporting capital(17)                                                        2,088.5       2,125.9
  - change compared with December 2004                                                   +1.8%
  -------------------------------------------------------------------------------- ------------ -------------
  Shareholders' equity                                                                 1,697.3       1,734.8
  - change compared with December 2004                                                   -2.2%
  -------------------------------------------------------------------------------- ------------ -------------
  Book value per share (US$)(18)                                                         11.59         11.86
  - change (%)                                                                           -2.3%
  -------------------------------------------------------------------------------- ------------ -------------
  Book value per share (CHF)                                                             14.94         13.49
  - change (%)                                                                          +10.7%
  -------------------------------------------------------------------------------- ------------ -------------


  ------------------------------------------------------- ------------------------ --------------------------
  Financial highlights: Investment results                  Three months ended        Nine months ended
                                                               September 30,            September 30,

  In US$ million, unless noted
  -------------------------------------------------------
                                                              2005*        2004        2005*         2004
                                                                         restated                  Restated
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - Fixed maturities                           54.0        52.3        170.0         143.4
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - Equity securities                           0.9         1.0          4.8          13.2
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - Funds Withheld Asset                       15.2        18.2         48.3          57.5
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Investment income - other, net of expenses                      6.8         6.0         23.8          14.0
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Net investment income                                          76.9        77.5        246.9         228.1
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Average annualized net investment income yield                 4.0%        3.9%         4.1%          3.9%
  (pre-tax)
  ------------------------------------------------------- ------------ ----------- ------------ -------------

  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Net realized capital (losses) gains                            -6.4        20.3         -8.1          42.0
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Total investment results                                       70.5        97.8        238.8         270.1
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Average annualized total investment income yield               3.6%        4.9%         4.0%          4.6%
  (pre-tax)
  ------------------------------------------------------- ------------ ----------- ------------ -------------

  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Change in net unrealized gains (losses) (pre-tax)              -9.4        30.9         18.3         -46.0
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Total investment return (pre-tax)                              61.1       128.7        257.1         224.1
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Average annualized total investment return (pre-tax)           3.1%        6.5%         4.3%          3.8%
  ------------------------------------------------------- ------------ ----------- ------------ -------------
  Average total invested assets (including cash and cash      7,785.4     7,943.7      8,036.6       7,872.9
  equivalents)
  ------------------------------------------------------- ------------ ----------- ------------ -------------


  * Reflects the effects of the restatement




---------------------
(15) Claims supporting capital is defined as total shareholders' equity plus debt.
(16) Reflects the impacts of the rights offering that occurred in October 2004.

     Selected third quarter financial information


     Basis of preparation


     The unaudited interim financial information ("interim financial information") for Converium Holding AG and subsidiaries ("Converium" or "the Company") has been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such interim financial information does not reflect all the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2005, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. As reported in this press release, the financial statements for the year ended December 31, 2004 have been restated and the interim financial information for the three and nine months ended September 30, 2005 reflects the effects of the restatement.

     This interim financial information should be read in conjunction with the audited financial statements of Converium as reported on Form 20-F/A for the year ended December 31, 2004.

     Converium's  business is organized around three ongoing operating segments:
     Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business: both life and non-life, originating from Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., excluding the US originated aviation business. In addition to the four segments' financial information, the corporate Center carries certain administration expenses, such as costs of the Board of directors, the Global Executive committee and other corporate functions as well as other expenses not allocated to operating segments. As well as reporting individual segments results, management also presents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, referred to in the financial information as ongoing non-life business, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management's desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.

     As a result of the restatement, any previously published financial statements and information should not be viewed as a basis of comparison to the results presented today and should no longer be relied upon. Converium expects to file shortly an amended Form 20-F/A reflecting the restatement adjustments and their impact on previous disclosures and financial statements.

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however continue to provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.



Enquiries:

Esther Gerster                                 Zuzana Drozd
Head of Public Relations                       Head of Investor Relations

esther.gerster@converium.com                   zuzana.drozd@converium.com

Phone:       +41 (0) 44 639 90 22              Phone:       +41 (0) 44 639 91 20
Fax:         +41 (0) 44 639 70 22              Fax:         +41 (0) 44 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


                                  * * * * * * *

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the US Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com
-----------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CONVERIUM HOLDING AG



                                      By:  /s/ Inga Beale
                                           --------------------------------
                                           Name:   Inga Beale
                                           Title:  CEO


                                      By:  /s/ Christian Felderer
                                           --------------------------------
                                           Name:   Christian Felderer
                                           Title:  General Legal Counsel


Date: March 2, 2006